EXHIBIT 16

Lazar Levine & Felix, LLP. Certified Public Accountants

November 28, 2005

EZ2 Companies, Inc. Mr. Otto Bethlen 200 SE First Street - Suite 602 Miami, Florida 53131

Subject:  EZ2 Companies, Inc.

Dear Mr. Bethlen:

       This is to confirm that the client-auditor relationship between EZ2 Companies, Inc. (Commission File No. 000-29449) and Lazar Levine & Felix LLP has ceased.

/s/ Lazar Levine & Felix LLP